UNITED STATES
SECURITIES	AND EXCHANGE COMMISSION
Washington. D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR I5d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Novogen Limited
140 Wicks Road, North Ryde, NSW, 2113, Australia
(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F v Form 40-F
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934. Yes   No
[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
	82- ________________	.1
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
Date Mat 10, 2005  By /s/Ronald Lea Erratt Company Secretary


ASX & MEDIA RELEASE
10 MAY, 2005

PRELIMINARY RESULTS OF MULTI-CENTER TRIAL INDICATE THAT 33%
PERCENT OF LATE-STAGE REFRACTORY OVARIAN CANCER PATIENTS
EXPERIENCE COMPLETE OR PARTIAL RESPONSES ON COMBINATION THERAPY
THAT INCLUDES PHENOXODIOL

Novogen Limited's subsidiary, Marshall Edwards, Inc.
(LSE AIM: MSH and Nasdaq: MSHL) has just made the following announcement to the London Stock Exchange's Alternative
Investment Market.

STAMFORD, Conn. May 10, 2005 - Marshall Edwards, Inc,.(MSHL) today released preliminary results from a Phase IIa trial in patients with ovarian cancer that has demonstrated resistance to the standard first-line chemotherapies of cisplatin and/or paclitaxel. In this trial, the investigational drug phenoxodiol (PXD) is being administered in conjunction with cisplatin or paclitaxel in an attempt to reverse the acquired resistance of the tumors to those two drugs. Phenoxodiol has not been approved for marketing.

The multi-center trial is being conducted at the Yale - New Haven Hospital, New Haven, Conn., and at the
Royal Women's Hospital, Melbourne, Australia.

Enrolment in the current trial was limited to patients who demonstrated a high level of chemo-resistance to either platinums (cisplatin or carboplatin) or taxanes (paclitaxel, docetaxel). Patients were either refractory, which is defined as disease progression while on chemotherapy, or resistant, which is defined as having disease progression within 6 months of receiving such chemotherapy.
In addition, patients were enrolled within an average
7 months of completion of the last course of treatment with platinums or taxanes, when chemo-resistance remains high.

Twenty (20) subjects received a combination of PXD + cisplatin and 20 patients received PXD + paclitaxel.
Eighty (80) percent of subjects on combination therapy had either complete response (11%), partial response (22%), or stabilized disease (44%), providing an overall disease control rate of 77%. The PXD and cisplatin or paclitaxel combinations were well tolerated, with no unexpected toxicities encountered

Dr. Graham Kelly, Executive Chairman of Marshall Edwards, Inc., said, "The generally-accepted clinical experience with the type of chemo-resistant tumor that we have included in this study is that they show very limited response to re-challenge with platinums and taxanes. Objective tumor responses such as the complete and partial responses that we have seen are very unusual, and these preliminary results support the chemo-sensitizing potential of phenoxodiol."

"What gives us particular confidence to go forward into a registration trial is the level of stringency that we have used in our study. Most of the patients in or trial previously had shown disease recurrence during chemotherapy, with the rest showing disease recurrence within 6 months of therapy. Importantly, we also took those patients within a relatively short time after disease recurrence, meaning that we have selected a group of patients with tumors that we can be confident would normally have a very low level of sensitivity to platinums and taxanes," Dr Kelly added.

The current study has two parts.
The first part, reported here, involves enrolling subjects with the commonly-accepted definitions of resistant or refractory disease. The second part for which subjects are currently being enrolled, involves taking the same type of subjects as in the first part, but re-challenging them with either carboplatin (10 subjects ) or paclitaxel (10 subjects ) and then introducing PXD into their chemotherapy schedule only when they show disease progression during therapy.
The Company believes this level of stringency marks the highest level of challenge in chemo-sensitization yet tested.

About the OVATURE Study

The OVATURE (OVArian TUmor REsponse) study is a Phase IIb/III registration study that is proceeding in Australia and the U.K., as a result of the evidence of the chemo-sensitizing effect of PXD seen in the first part of the Phase IIa study, as well as the results of the highly stringent second part of the study.

In the OVATURE study, patients with platinum-resistant ovarian, fallopian tube or primary peritoneal cancer will be re-challenged with weekly carboplatin and have PXD introduced into their chemotherapy treatment schedule once they have shown disease progression on weekly carboplatin.

The study is being run at 5 sites in Australia, 4 in the UK, and the Company also intends to seek approval to conduct the study at 8 sites in the United States.
For information on the OVATURE study, visit www.marshalledwardsinc.com.

About Phenoxodiol
Phenoxodiol is an investigational drug and, as such, is not marketed in the United States or other countries.
Phenoxodiol targets the plasma membrane sphingomyelin pathway, inhibiting the production of the pro-survival secondary messenger, sphingosine-1-phosphate (S-1-P). Resistance to carboplatin is associated with increased S-1-P levels, and the selective inhibition of production of S-1-P by PXD is believed to account for the ability of PXD to restore the sensitivity of tumor cells to carboplatin.
PXD is highly selective, with no detectable effect on the sphingomyelin pathway of non-tumor cells, this accounting for the fact that PXD has no augmenting effect on the toxic effects of chemotoxic drugs on normal tissues.

About Ovarian cancer
Ovarian cancer is the most lethal gynecological malignancy, and the fifth leading cause of cancer related death in women in the United States. The American Cancer Society estimates that there will be about 22,220 new cases of ovarian cancer in this country in 2005. About 16,500 women will die of the disease. One in 68 women will develop ovarian cancer and one out of 100 women will die from this disease. This high mortality is due mainly to the inability to detect early disease, with approximately 80% of patients being diagnosed in advanced-staged disease. However, even in those patients diagnosed with early-stage disease, the five-year survival rate ranges from 60 to 90% depending on the degree of tumor differentiation.
The standard first-line treatment of ovarian cancer is a platinum drug (cisplatin or carboplatin) used alone or coupled with a taxane (paclitaxel). In patients with advanced disease, 80 - to 90 percent will respond to first-line chemotherapy.
Of patients who respond to first-line chemotherapy, less than 10 to 15 percent of these will remain in remission, and most relapsed cases are chemo-resistant, showing little if any further sensitivity to platinums or taxanes.
Drugs such as gemcitabine, doxorubicin and topotecan are used commonly in subsequent lines of chemotherapy, but the development of chemo-resistance to first-line drugs extends in large measure also to these other drugs. The failure of some ovarian cancers to respond to first-line chemotherapy (chemo-insensitivity) and the development of resistance to multi-drug therapies (chemo-resistance) represent the major hurdles to effective therapy of ovarian cancer. Clinicians recognize an urgent need to devise strategies that will both improve the response rate and degree of response to chemotoxic drugs in the first instance, and/or will restore chemo-sensitivity in late-stage ovarian cancer patients who have become refractory to standard chemotherapies.

About Marshall Edwards, Inc (MSHL)
Marshall Edwards, Inc. (Nasdaq : MSHL; LSE-AIM: MSH) has licensed rights to bring phenoxodiol to market globally from its parent company, Novogen Limited (Nasdaq: NVGN, ASX: NRT).
Novogen is developing a range of therapeutics across the fields of oncology, cardiovascular disease and inflammatory diseases based on its phenolic drug technology platform.
More information on the Novogen group of companies can be found at www.novogen.com.


Statements included in this press release that are not historical in nature are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation
Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on managements current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products;
competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance;
our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.

CONTACT: US-Australia: Mr Christopher Naughton,
CEO, Novogen Limited, + 61.2.9878 0088